UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)

Metromedia International Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

591689104

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

SCHEDULE 13D

CUSIP No 591689104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,530,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,530,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,530,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,530,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,530,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,530,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph S. Criscione
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,530,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,530,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw Laminar Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,813,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,813,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,813,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,813,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,813,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,813,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,813,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,813,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,813,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,813,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,813,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,813,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,825,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,825,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,825,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,135,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,135,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,960,354
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,960,354
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,837,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,837,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,837,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 61,397
	8	SHARED VOTING POWER 5,827,245
	9	SOLE DISPOSITIVE POWER 61,397
	10	SHARED DISPOSITIVE POWER 5,827,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No.2 is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Metromedia International Group, Inc., a Delaware corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of November 21, 2006 and amends and supplements the Schedule 13D filed originally on October 10, 2006, as amended and restated on October 20, 2006 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background
(a).	NAME

The names of the persons filing this statement on Schedule 13D are:

(i)	The “Esopus Reporting Persons:”
	•	Esopus Creek Value LP (“Esopus Fund”)
	•	Esopus Creek Advisors LLC (“Esopus Advisors”)
	•	Andew L. Sole (“Mr. Sole”)
	•	Joseph S. Criscione (“Mr. Criscione”)
(ii)	The “Black Horse Reporting Persons:”
	•	Black Horse Capital LP (“BH Domestic Fund”),
	•	Black Horse Capital (QP) LP (“BH QP Fund”),
	•	Black Horse Capital Offshore Ltd. (“BH Offshore Fund”),
	•	Black Horse Capital Management LLC (“BH Management”),
	•	Black Horse Capital Advisors LLC (“BH Advisors”),
	•	Dale Chappell (“Mr. Chappell”) and
	•	Brian Sheehy (“Mr. Sheehy”).
(iii)	The “D. E. Shaw Reporting Persons:”
	•	D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”)
	•	D. E. Shaw & Co., L.P. (“DESCO LP”)
	•	D. E. Shaw & Co., L.L.C. (“DESCO LLC”)
	•	David E. Shaw

The Esopus Reporting Persons, the Black Horse Reporting Persons and the D. E. Shaw Reporting Persons shall collectively be referred to as the “Reporting Persons.”     Mellon HBV Alternative Strategies LLC and Mellon HBV Company, Ltd. (collectively, “Mellon HBV”) shall no longer be deemed Reporting Persons in this Schedule 13D as they are no longer acting in concert with the Reporting Persons and will file a separate Schedule 13D. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(b).	RESIDENCE OR BUSINESS ADDRESS

(i)             The principal business address for each of the Esopus Reporting Persons is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

(ii)            The principal business address for each of BH Domestic Fund, BH QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111. The principal business address of BH Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(iii)           The principal address and principal office, as applicable, for each of the D. E. Shaw Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, New York 10036.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

(i)            Esopus Fund is a private investment fund that invests on behalf of institutions and high net worth individuals. The principal business of Esopus Advisors is to serve as the general partner of Esopus Fund. The principal business of each of Mr. Sole and Mr. Criscione is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Fund and other affiliated entities.

(ii)           The principal business of each of BH Domestic Fund, BH QP Fund and BH Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of BH Advisors is providing investment management services. The principal business of BH Management is serving as the managing general partner of BH Domestic Fund and BH QP Fund. The principal occupation of Mr. Chappell and Mr. Sheehy is serving as the managing members of BH Advisors and BH Management. The Directors and Executive Officers of the BH Offshore Fund are set forth on Appendix III which was previously filed with this Schedule 13D and is incorporated herein by reference.

(iii)          The principal business of Laminar is that of a limited liability company focusing primarily on credit-opportunities-related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

(i)            Esopus Fund is a Delaware limited Partnership. Esopus Advisors is a Delaware limited liability company. Each of Mr. Sole and Mr. Criscione is a citizen of the United States.

(ii)           Each of BH Domestic Fund and BH QP Fund are Delaware limited partnerships. Each of BH Management and BH Advisors is a Delaware limited liability company. BH Offshore Fund is a Cayman Islands exempted company. Messrs. Chappell and Sheehy are United States citizens.

(iii)         Laminar is a Delaware limited liability company. DESCO LP is a Delaware limited partnership. DESCO LLC is a Delaware limited liability company. David E. Shaw is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

(a)           Esopus Fund allocated approximately $3,747,711 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

(b)           The total amount of funds allocated by the Black Horse Reporting Persons to acquire the shares of Common Stock owned by them was $ 13,892,721. Each of BH Domestic Fund, BH QP Fund and BH Offshore Fund used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Mr. Sheehy used his personal funds to acquire the securities he owns directly.

(c)           In acquiring its shares of Common Stock, Laminar expended approximately $6,614,243 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

By Letter to the Issuer dated October 5, 2006, Esopus Fund nominated the following persons for election to the Issuer’s Board of Directors at the annual meeting of the Issuer’s shareholders currently scheduled to be held on December 15, 2006 (the “2006 Annual Meeting”): (1) Andrew L. Sole, Esq., (2) Philip R. Broenniman, (3) William F. “Mickey” Harley III, (4) Jerry Marcus and (5) Goara Gabriella Volshteyn (the “Nominees”).

By Letter to the Issuer dated October 6, 2006, Esopus proposed two shareholder resolutions (the “Proposals”), one amending the by-laws to require a majority shareholder vote with respect to certain merger and asset sales, and the second resolution to specifically require a majority shareholder vote with respect to the proposed sale transaction (the “Proposed Transaction”) involving Istithmar PJSC, Salford Georgia and Emergent Telecom Ventures Limited described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 2, 2006, as modified in the manner described in the Form 8-K filed by the Issuer on November 18, 2006. The Reporting Persons oppose the Proposed Transaction as currently formulated. Istithmar PJSC and Emergent Telecom Ventures Limited have since withdrawn from the Proposed Transaction.

Each of the Reporting Persons acquired the Common Stock beneficially owned by each in the ordinary course of its, his or her, as applicable, securities trading activities. On October 5, 2006, the Esopus Reporting Persons and the D. E. Shaw Reporting Persons (and others who are no longer parties) entered into a verbal, non-binding agreement to support the election of the Nominees and the adoption of the Proposals at the 2006 Annual Meeting, and they agreed to share the related costs. On October 18, 2006, the Black Horse Reporting Persons agreed to cooperate with the above Reporting Persons and became a party to the verbal, non-binding agreement described above.

On October 18, 2006, the Esopus Fund brought an action against the Issuer in Delaware Chancery Court to enjoin the Proposed Transaction based upon its belief that the Issuer’s intention to commit or consummate the Proposed Transaction prior to the 2006 Annual Meeting violates the Delaware Chancery Court’s stipulated order to conduct an annul meeting for the election of directors on December 15, 2006.

On October 19, 2006, the Esopus Fund and the Black Horse Funds brought a separate action in the Delaware Chancery Court against the Issuer and the Issuer’s Board of Directors (excluding William F. Harley III, who joined the Board of Directors following the announcement of the Proposed Transaction) also seeking to enjoin the Proposed Transaction based upon alleged breaches of fiduciary duties of care and loyalty and violation of Section 271 of the Delaware General Corporation Law requiring a shareholder vote for such an asset sale.

A hearing is scheduled for November 22, 2006 in the Delaware Chancery Court on the motion for a preliminary injunction which, if entered, would prevent the Issuer from filing for bankruptcy to consummate the Proposed Transaction without first seeking the approval of the Proposed Transaction by the stockholders.

The Reporting Persons reserve the right to engage in a proxy solicitation in support of the election of the Nominees and/or the adoption of the Proposals and to oppose the Proposed Transaction on its current terms, but reserve the right not to do so. The Reporting Persons also reserve the right to continue to acquire and/or dispose of securities of the Issuer, to pursue litigation against the Issuer, its directors and/or its officers, to recommend to management alternatives to the Proposed Transaction, and to take any other appropriate actions in furtherance of the election of the Nominees, the adoption of the Proposals, and the opposition of the Reporting Persons to the Proposed Transaction.

Item 5.	Interest in Securities of the Issuer

(a).          (i)           The Esopus Reporting Persons beneficially own 2,530,000 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock.

(ii)           The Black Horse Reporting Persons beneficially own 5,899,301 shares of Common Stock representing 6.2% of the outstanding shares of Common Stock.

BH Domestic Fund, BH QP Fund, BH Offshore Fund (collectively, the “Black Horse Funds”) and Mr. Sheehy owned directly 3,422,514, 1,015,989, 783,078 and 58,600 shares of Common Stock, respectively, and 120,970 , 35,742, 28,370 and 840 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer, respectively, representing (on an as converted to Common Stock basis*) approximately 4.1%, 1.2%, 0.9% and less than 0.1% of the shares of Common Stock outstanding. BH Advisors, in its capacity as investment advisor to the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of the 5,899,301 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding. BH Management, in its capacity as the general partner of the BH Domestic Fund and the BH QP Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of 5,899,301 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding.

Messrs. Chappell and Sheehy, in their capacity as managing members of BH Advisors and BH Management and directors of the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owners of the 5,899,301 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding.

(iii)           The D. E. Shaw Reporting Persons beneficially own 6,813,000 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock beneficially owned by the other Reporting Persons.

Collectively, the Reporting Persons beneficially own 15,242,301, representing 16.1% of all the issued and outstanding shares of Common Stock.

(b).          (i)           Mr. Sheehy who has the sole power to vote or direct the vote or to dispose or direct the disposition of the 58,600 shares of Common Stock and the 840 shares of Preferred Stock that he owns directly. The Black Horse Reporting Persons have the shared power to vote or direct the vote or to dispose or direct the disposition of the remaining 5,221,581 shares of Common Stock and 185,082 shares of Preferred Stock owned by the Black Horse Funds.

(ii)           The Esopus Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 2,530,000 shares of Common Stock held by Esopus Fund.

(iii)          The D. E. Shaw Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 6,813,000 shares of Common Stock beneficially owned by the D. E. Shaw Reporting Persons.

DESCO LP, as Laminar’s investment adviser, and DESCO LLC, as Laminar’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by Laminar. In addition, DESCO LP, DESCO LLC, DESCO, Inc., and DESCO II, Inc. each disclaims beneficial ownership of the 15,242,301 shares of Common Stock beneficially owned by the Reporting Persons and their affiliates.

David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock owned by Laminar and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by Laminar. In addition, David E. Shaw disclaims beneficial ownership of the 15,242,301 shares of Common Stock beneficially owned by the Reporting Persons and their affiliates.

Notwithstanding items (b)(i) to (b)(iv) of this Item 5, the Reporting Persons have agreed verbally on a non-binding basis to support the Nominees and the Proposals.

(c).          No transactions have been effected by the Reporting Persons during the past sixty days except as previously disclosed publicly in this Schedule 13D previously filed with the Securities and Exchange Commission.

(d).          No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e).          On November 20, 2006, Mellon HBV ceased to be a member of the group of Reporting Persons and no longer reports on this Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC, as General Partner

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Joseph S. Criscione
Joseph S. Criscione

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
BY: D. E. SHAW & CO., L.L.C., as managing member

By:	/s/ Stuart Steckler
Name:	Stuart Steckler
Title:	Managing Director

D. E. SHAW & CO., L.P.

By:	/s/ Stuart Steckler
Name:	Stuart Steckler
Title:	Managing Director

D. E. SHAW & CO., L.L.C.

By:	/s/ Stuart Steckler
Name:	Stuart Steckler
Title:	Managing Director

DAVID E. SHAW

By:	/s/ Stuart Steckler
Name:	Stuart Steckler
Title:	Attorney-in-Fact for David E. Shaw

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy